Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES THE SUCCESSFUL EXTENSION OF

THE CHARTERS OF THE MR PRODUCT TANKERS M/T AGAMEMNON II AND M/T

AYRTON II

ATHENS, Greece, January 12, 2012 - Capital Product Partners L.P. (Nasdaq: CPLP) announced today the extension of the charters of both the M/T Agamemnon II and the M/T Ayrton II to BP Shipping.

The M/T Agamemnon II (2008 STX Offshore & Shipbuilding Co., 51,238 dwt) was fixed to BP Shipping at a daily charter rate of $14,000 net for 12 months (+/- 1 month) and the charter is subject to a profit sharing arrangement which allows each party to share, at a 50/50 percentage, additional revenues earned for breaching the Institute Warranty Limits. The new charter rate will commence upon redelivery from the vessel’s current charter, expected at the end of January 2012, with earliest expected redelivery at the end of December 2012.

The M/T Ayrton II (2009 STX Offshore & Shipbuilding Co., 51,260 dwt) was fixed to BP Shipping for 24 months (+/- 1 month) at a daily charter rate of $14,000 net for the first 12 month period and at a daily charter rate of $15,000 net for the second 12 month period. The charter is subject to a profit sharing arrangement which allows each party to share, at a 50/50 percentage, additional revenues earned for breaching the Institute Warranty Limits. The new charter rate will commence upon redelivery from the vessel’s current charter, expected in April 2012, with earliest expected redelivery in March 2014.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. The Partnership currently owns 27 vessels, including two VLCCs (Very Large Crude Carriers), four Suezmax crude oil tankers, 18 modern MR tankers, two small product tankers and one capesize bulk carrier. Most of its vessels are under medium- to long-term charters to BP Shipping Limited, Overseas Shipholding Group, Petrobras, Arrendadora Ocean Mexicana, S.A. de C.V., Cosco Bulk Carrier Co. Ltd and Capital Maritime & Trading Corp.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including the expected delivery and redelivery dates and charter rates for our vessels, may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Contact Details:

Capital GP L.L.C.	Investor Relations / Media
Ioannis Lazaridis, CEO and CFO	Matthew Abenante
+30 (210) 4584 950	Capital Link, Inc. (New York)
E-mail: i.lazaridis@capitalpplp.com	Tel. +1-212-661-7566
E-mail: cplp@capitallink.com
Capital Maritime & Trading Corp.
Jerry Kalogiratos, Finance Director
+30 (210) 4584 950
E-mail: j.kalogiratos@capitalpplp.com